 EXHIBIT 99.2

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

September 10, 2015	Trading Symbols: TSX Venture – CLH OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL CLOSES NON-BROKERED PRIVATE PLACEMENT

Coral Gold Resources Ltd. (the “Company”) is pleased to announce that it has completed a Non-Brokered Private Placement of 3,500,000 units at a price of $0.05 per unit for a gross proceeds of $175,000. The offering was initially announced on August 14, and August 24, 2015. Each unit consists of one common share and one non-transferrable share purchase warrant. Each warrant will entitle the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.10 for a term of two (2) years expiring on September 10, 2017.

The securities issued under this private placement are subject to a four month and one day hold period, expiring on January 11, 2016.

No commissions or fees are payable in connection with this financing. The net proceeds of this Offering will be used to maintain the Company’s existing operations and general working capital requirements.

For further information, contact Coral Gold Resources Ltd. at (604) 682-3701, or log onto our website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”

______________________________

David Wolfin

President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.